Exhibit 99.1

CIBC announces fourth quarter and fiscal 2024 results

CIBC’s 2024 audited annual consolidated financial statements and accompanying management’s discussion and analysis (MD&A) will be available today at www.cibc.com, along with the supplementary financial information and supplementary regulatory capital reports which include fourth quarter financial information. Our 2024 Annual Report is available on SEDAR+ at www.sedarplus.com. All amounts are expressed in Canadian dollars, unless otherwise indicated.

Toronto, ON – December 5, 2024 – CIBC (TSX: CM) (NYSE: CM) today announced its results for the fourth quarter and fiscal year ended October 31, 2024.

“Our bank delivered record financial performance in 2024 through the consistent execution of our client-focused strategy across business lines and across borders, driving growth for our bank through client relationships and delivering value for all of our stakeholders,” said Victor Dodig, CIBC President and Chief Executive Officer. “Thanks to our CIBC team, in 2024 we continued our robust net client growth, improved our strong client experience scores, and continued to build a connected culture across our bank to serve our clients. These efforts delivered positive operating leverage, a robust capital position, and strong credit quality as we carry our momentum into fiscal 2025. We enter the new fiscal year focused on our strategic priorities of driving growth in the mass affluent and high-net-worth client segments, building on our strength in digital to serve consumers, leveraging our connected platform to grow our wealth management, commercial banking and capital markets businesses, and enabling, simplifying and protecting our bank. Our CIBC team remains committed to our purpose, helping make ambitions real as we serve our clients and build equitable, inclusive and sustainable communities.”

Key highlights across our bank in 2024 included:

●	Welcomed over 613,000 net new clients over the last 12 months within CIBC and Simplii Financial in our Canadian consumer franchise.
●

Achieved strong net promoter score (NPS) results across Canadian Banking with continued momentum across key programs including Personal Banking, Digital and Contact Centres as well as top-tier results across our relationship intensive programs in Commercial Banking and Wealth Management in Canada and the U.S.

●

Launched custom-built AI platform internally and a Generative AI pilot with frontline team members, announced plans to hire for more than 200 data and AI roles, developed a new Enterprise AI Framework and established an Enterprise AI Governance Office as we take a measured approach to scaling AI powered tools across our bank.

●	Set an interim 2030 net-zero greenhouse gas emissions target for our automotive manufacturing portfolio, complementing our previously set targets for oil and gas, and power generation portfolios.
●	Ranked #2 Registered Investment Advisor in Barron’s Top 100 RIA Firms list.
●

Recognized by Global Finance for the second consecutive year as the Best Investment Bank in Canada and for our leadership in environmental and social sustainability financing, receiving seven sustainable finance awards.

Fourth quarter highlights

	Q4/24	Q4/23 (1)	Q3/24	YoY Variance	QoQ Variance

Revenue	$6,617 million	$5,847 million	$6,604 million	+13%	0%

Reported Net Income	$1,882 million	$1,485 million	$1,795 million	+27%	+5%

Adjusted Net Income (2)	$1,889 million	$1,522 million	$1,895 million	+24%	0%

Adjusted pre-provision, pre-tax earnings (2)	$2,835 million	$2,452 million	$2,939 million	+16%	-4%

Reported Diluted Earnings Per Share (EPS)	$1.90	$1.53	$1.82	+24%	+4%

Adjusted Diluted EPS (2)	$1.91	$1.57	$1.93	+22%	-1%

Reported Return on Common Shareholders’ Equity (ROE) (3)	13.3%	11.8%	13.2%

Adjusted ROE (2)	13.4%	12.2%	14.0%

Net interest margin on average interest-earnings assets (3)(4)	1.50%	1.44%	1.50%

Net interest margin on average interest-earnings assets (excluding trading) (3)(4)	1.86%	1.66%	1.84%

Common Equity Tier 1 (CET1) Ratio (5)	13.3%	12.4%	13.3%

(1)

Certain information for 2023 has been restated to reflect the adoption of IFRS 17. For additional information, see Note 1 to the consolidated financial statements of our 2024 Annual Report, available on SEDAR+ at www.sedarplus.com.

(2)

This measure is a non-GAAP measure. For additional information, see the “Non-GAAP measures” section, including the quantitative reconciliations of reported GAAP measures to: adjusted non-interest expenses and adjusted net income on pages 14 to 18; and adjusted pre-provision, pre-tax earnings on page 19.

(3)	For additional information on the composition of these specified financial measures, see the “Fourth quarter financial highlights” section.
(4)	Average balances are calculated as a weighted average of daily closing balances.
(5)

Our capital ratios are calculated pursuant to the Office of the Superintendent of Financial Institution’s (OSFI’s) Capital Adequacy Requirements (CAR) Guideline, which are based on the Basel Committee on Banking Supervision (BCBS) standards. For additional information, see the “Capital management” section of our 2024 Annual Report available on SEDAR+ at www.sedarplus.com.

CIBC’s results for the fourth quarter of 2024 were affected by the following items of note aggregating to a negative impact of $0.01 per share:

●	$12 million ($9 million after-tax) amortization and impairment of acquisition-related intangible assets; and
●

$3 million ($2 million after-tax) reversal related to the special assessment imposed by the Federal Deposit Insurance Corporation (FDIC) on U.S. depository institutions, which impacted CIBC Bank USA (U.S. Commercial Banking and Wealth Management).

For the year ended October 31, 2024, CIBC reported net income of $7.2 billion and adjusted net income(1) of $7.3 billion, compared with reported net income of $5.0 billion and adjusted net income(1) of $6.5 billion for 2023, and adjusted pre-provision, pre-tax earnings(1) of $11.3 billion, compared with $10.2 billion for 2023.

The following table summarizes our performance in 2024 against our key financial measures and targets, set over the medium term, which we define as three to five years, assuming a normal business environment and credit cycle.

Financial Measure	Medium-term target	2024 Reported Results	2024 Adjusted Results (1)

Diluted EPS growth	7%–10% annually (2)(3)	3-year CAGR (4) = 1.5% 5-year CAGR (4) = 5.4%	3-year CAGR (4) = 0.8% 5-year CAGR (4) = 4.4%

ROE (5)	At least 16% (2)(3)(6)	3-year average = 12.6% 5-year average = 12.8%	3-year average = 13.9% 5-year average = 14.0%

Operating leverage (5)	Positive (2)(3)	3-year average = 0.7% 5-year average = 0.7%	3-year average = 0.1% 5-year average = 0.1%

CET1 ratio	Strong buffer to regulatory requirement	13.3%

Dividend payout ratio (5)	40%–50% (2)(3)	3-year average = 54.9% 5-year average = 55.4%	3-year average = 48.6% 5-year average = 49.2%

Total shareholder return	Outperform the S&P/TSX Composite Banks Index over a rolling three- and five-year period	CIBC: S&P/TSX Composite Banks Index:	3-year 5-year 36.4% 102.9% 21.9% 63.8%

Core business performance

F2024 Financial Highlights

(C$ million)	F2024	F2023	YoY Variance

Canadian Personal and Business Banking (7)

Reported Net Income	$2,670	$2,364	up 13%

Adjusted Net Income (1)	$2,689	$2,409	up 12%

Pre-provision, pre-tax earnings (1)	$4,881	$4,242	up 15%

Adjusted pre-provision, pre-tax earnings (1)	$4,907	$4,302	up 14%

Canadian Commercial Banking and Wealth Management

Reported Net Income	$1,938	$1,878	up 3%

Adjusted Net Income (1)	$1,938	$1,878	up 3%

Pre-provision, pre-tax earnings (1)	$2,789	$2,712	up 3%

Adjusted pre-provision, pre-tax earnings (1)	$2,789	$2,712	up 3%

U.S. Commercial Banking and Wealth Management

Reported Net Income	$501	$379	up 32%

Adjusted Net Income (1)	$600	$420	up 43%

Pre-provision, pre-tax earnings (1)	$1,104	$1,226	down 10%

Adjusted pre-provision, pre-tax earnings (1)	$1,237	$1,282	down 4%

Capital Markets and Direct Financial Services

Reported Net Income	$1,988	$1,986	0%

Adjusted Net Income (1)	$1,988	$1,986	0%

Pre-provision, pre-tax earnings (1)	$2,837	$2,767	up 3%

Adjusted pre-provision, pre-tax earnings (1)	$2,837	$2,767	up 3%

(1)	This measure is a non-GAAP measure. For additional information, see the “Non-GAAP measures” section.
(2)	Based on adjusted results. Adjusted measures are non-GAAP measures. For additional information, see the “Non-GAAP measures” section.
(3)	Medium-term targets are defined as through the cycle. For additional information, see the “Overview” section of our 2024 Annual Report available on SEDAR+ at www.sedarplus.com.
(4)	The 3-year compound annual growth rate (CAGR) is calculated from 2021 to 2024 and the 5-year CAGR is calculated from 2019 to 2024.
(5)	For additional information on the composition of these specified financial measures, see the “Fourth quarter financial highlights” section.
(6)	Beginning in 2025, the adjusted ROE target is revised to 15%+ through the cycle.
(7)

Certain information for 2023 has been restated to reflect the adoption of IFRS 17. For additional information, see Note 1 to the consolidated financial statements of our 2024 Annual Report, available on SEDAR+ at www.sedarplus.com.

CIBC Fourth Quarter 2024 News Release	2

Strong fundamentals

While investing in core businesses, CIBC has continued to strengthen key fundamentals. In 2024, CIBC maintained its capital strength and sound risk management practices:

●	Capital ratios were strong, with a CET1 ratio(1) of 13.3% as noted above, and Tier 1(1) and Total capital ratios(1) of 14.8% and 17.0%, respectively, at October 31, 2024;
●	Market risk, as measured by average Value-at-Risk, was $11.0 million in 2024 compared with $9.2 million in 2023;
●	We continued to have solid credit performance, with a loan loss ratio(2) of 32 basis points compared with 30 basis points in 2023;
●	Liquidity Coverage Ratio(1) was 129% for the three months ended October 31, 2024; and
●	Leverage Ratio(1) was 4.3% at October 31, 2024.

CIBC announced an increase in its quarterly common share dividend from $0.90 per share to $0.97 per share for the quarter ending January 31, 2025.

Credit quality

Provision for credit losses was $419 million for the fourth quarter, down $122 million or 23% from the same quarter last year. Provision for credit losses on performing loans was down $61 million, due to a decrease resulting from model parameter updates and favourable credit migration mainly driven by paydowns, partially offset by an unfavourable change in our economic outlook. Provision for credit losses on impaired loans was down $61 million, primarily due to lower provisions in U.S. Commercial Banking and Wealth Management, partially offset by higher provisions across all other strategic business units (SBUs).

Making a difference in our Communities

At CIBC, we believe there should be no limits to ambition. We invest our time and resources to remove barriers to ambitions and demonstrate that when we come together, positive change happens that helps our communities thrive. This quarter:

●

The 33rd annual Canadian Cancer Society CIBC Run for the Cure took place bringing together 55,000 participants and volunteers across Canada, including more than 13,000 Team CIBC members. Over $15 million was raised, including more than $2.5 million by Team CIBC. The 13th annual CIBC Caribbean Walk for the Cure took place with 30,000 participants in locations throughout the Caribbean.

●	CIBC has committed $500,000 to the QEII Foundation in Nova Scotia in support of the Cancer Care Patient App, which will transform health care for cancer patients in Nova Scotia.
●

CIBC announced it is committing $350,000 over four years for the creation of two new student awards to help foster the success of equity-deserving students at Wilfrid Laurier University, encouraging the study of science, technology, engineering and math (STEM).

(1)

Our capital ratios are calculated pursuant to OSFI’s CAR Guideline, the leverage ratio is calculated pursuant to OSFI’s Leverage Requirements Guideline, and the liquidity coverage ratio is calculated pursuant to OSFI’s Liquidity Adequacy Requirements (LAR) Guideline, all of which are based on BCBS standards. For additional information, see the “Capital management” and “Liquidity risk” sections of our 2024 Annual Report available on SEDAR+ at www.sedarplus.com.

(2)	For additional information on the composition of these specified financial measures, see the “Fourth quarter financial highlights” section.

CIBC Fourth Quarter 2024 News Release	3

Fourth quarter financial highlights

			As at or for the three months ended		As at or for the twelve months ended
	Unaudited	2024 Oct. 31	2024 Jul. 31	2023 Oct. 31 (1)	2024 Oct. 31	2023 Oct. 31 (1)
	Financial results ($ millions)
	Net interest income	$3,633	$3,532	$3,197	$13,695	$12,825
	Non-interest income	2,984	3,072	2,650	11,911	10,507
	Total revenue	6,617	6,604	5,847	25,606	23,332
	Provision for credit losses	419	483	541	2,001	2,010
	Non-interest expenses	3,791	3,682	3,440	14,439	14,349
	Income before income taxes	2,407	2,439	1,866	9,166	6,973
	Income taxes	525	644	381	2,012	1,934
	Net income	$1,882	$1,795	$1,485	$7,154	$5,039
	Net income attributable to non-controlling interests	8	9	8	39	38
	Preferred shareholders and other equity instrument holders	72	63	62	263	267
	Common shareholders	1,802	1,723	1,415	6,852	4,734
	Net income attributable to equity shareholders	$1,874	$1,786	$1,477	$7,115	$5,001
	Financial measures
	Reported efficiency ratio (2)	57.3%	55.8%	58.8%	56.4%	61.5%
	Reported operating leverage (2)	3.0%	1.5%	9.8%	9.1%	(5.2)%
	Loan loss ratio (3)	0.30%	0.29%	0.35%	0.32%	0.30%
	Reported return on common shareholders’ equity (2)(4)	13.3%	13.2%	11.8%	13.4%	10.3%
	Net interest margin (2)	1.40%	1.39%	1.32%	1.36%	1.35%
	Net interest margin on average interest-earning assets (2)(5)	1.50%	1.50%	1.44%	1.47%	1.49%
	Return on average assets (2)(5)	0.72%	0.71%	0.61%	0.71%	0.53%
	Return on average interest-earning assets (2)(5)	0.78%	0.76%	0.67%	0.77%	0.58%
	Reported effective tax rate	21.8%	26.4%	20.4%	21.9%	27.7%
Common share information
Per share ($)	- basic earnings	$1.91	$1.83	$1.53	$7.29	$5.17
	- reported diluted earnings	1.90	1.82	1.53	7.28	5.17
	- dividends	0.90	0.90	0.87	3.60	3.44
	- book value (6)	57.08	55.66	51.56	57.08	51.56
Closing share price ($)		87.11	71.40	48.91	87.11	48.91
Shares outstanding (thousands)	- weighted-average basic	944,283	943,467	924,798	939,352	915,631
	- weighted-average diluted	948,609	945,784	924,960	941,712	916,223
	- end of period	942,295	944,590	931,099	942,295	931,099
Market capitalization ($ millions)		$82,083	$67,444	$45,540	$82,083	$45,540
	Value measures
	Total shareholder return	23.33%	12.65%	(14.38)%	87.56%	(15.85)%
	Dividend yield (based on closing share price)	4.1%	5.0%	7.1%	4.1%	7.0%
	Reported dividend payout ratio (2)	47.2%	49.3%	56.8%	49.4%	66.5%
	Market value to book value ratio	1.53	1.28	0.95	1.53	0.95
	Selected financial measures – adjusted (7)
	Adjusted efficiency ratio (8)	57.2%	55.5%	58.1%	55.8%	56.4%
	Adjusted operating leverage (8)	1.8%	0.6%	6.1%	1.2%	1.1%
	Adjusted return on common shareholders’ equity (4)	13.4%	14.0%	12.2%	13.7%	13.4%
	Adjusted effective tax rate	21.8%	22.8%	20.4%	22.0%	21.0%
	Adjusted diluted earnings per share ($)	$1.91	$1.93	$1.57	$7.40	$6.73
	Adjusted dividend payout ratio	47.0%	46.6%	55.4%	48.5%	51.1%
	On- and off-balance sheet information ($ millions)
	Cash, deposits with banks and securities	$302,409	$301,771	$267,066	$302,409	$267,066
	Loans and acceptances, net of allowance for credit losses	558,292	550,149	540,153	558,292	540,153
	Total assets	1,041,985	1,021,407	975,690	1,041,985	975,690
	Deposits	764,857	743,446	723,376	764,857	723,376
	Common shareholders’ equity (2)	53,789	52,580	48,006	53,789	48,006
	Average assets (5)	1,035,847	1,012,012	962,405	1,005,133	948,121
	Average interest-earning assets (2)(5)	961,151	938,914	882,196	929,604	861,136
	Average common shareholders’ equity (2)(5)	53,763	51,916	47,435	51,025	46,130
	Assets under administration (AUA) (2)(9)(10)	3,600,069	3,475,292	2,853,007	3,600,069	2,853,007
	Assets under management (AUM) (2)(10)	383,264	371,950	300,218	383,264	300,218
	Balance sheet quality and liquidity measures (11)
	Risk-weighted assets (RWA) ($ millions)	$333,502	$329,202	$326,120	$333,502	$326,120
	CET1 ratio	13.3%	13.3%	12.4%	13.3%	12.4%
	Tier 1 capital ratio	14.8%	14.8%	13.9%	14.8%	13.9%
	Total capital ratio	17.0%	17.1%	16.0%	17.0%	16.0%
	Leverage ratio	4.3%	4.3%	4.2%	4.3%	4.2%
	Liquidity coverage ratio (LCR) (12)	129%	126%	135%	n/a	n/a
	Net stable funding ratio (NSFR)	115%	116%	118%	115%	118%
	Other information
	Full-time equivalent employees	48,525	48,552	48,074	48,525	48,074
(1)

Certain information for 2023 has been restated to reflect the adoption of IFRS 17. For additional information, see Note 1 to the consolidated financial statements of our 2024 Annual Report, available on SEDAR+ at www.sedarplus.com.

(2)

Certain additional disclosures on the composition of these specified financial measures have been incorporated by reference and can be found in the “Glossary” section of our 2024 Annual Report, available on SEDAR+ at www.sedarplus.com.

(3)	The ratio is calculated as the provision for (reversal of) credit losses on impaired loans to average loans and acceptances, net of allowance for credit losses.
(4)	Annualized.
(5)	Average balances are calculated as a weighted average of daily closing balances.
(6)	Common shareholders’ equity divided by the number of common shares issued and outstanding at end of period.
(7)

Adjusted measures are non-GAAP measures. Adjusted measures are calculated in the same manner as reported measures, except that financial information included in the calculation of adjusted measures is adjusted to exclude the impact of items of note. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the “Non-GAAP measures” section.

(8)

Commencing the first quarter of 2024, we no longer gross up tax-exempt revenue to bring it to a taxable equivalent basis (TEB) for the application of this ratio to our consolidated results. Prior period amounts have been restated to conform with the change in presentation adopted in the first quarter of 2024.

(9)

Includes the full contract amount of AUA or custody under a 50/50 joint venture between CIBC and The Bank of New York Mellon of $2,814.6 billion (July 31, 2024: $2,725.2 billion; October 31, 2023: $2,241.9 billion).

(10)	AUM amounts are included in the amounts reported under AUA.
(11)

RWA and our capital ratios are calculated pursuant to OSFI’s CAR Guideline, the leverage ratio is calculated pursuant to OSFI’s Leverage Requirements Guideline, and the LCR and NSFR are calculated pursuant to OSFI’s LAR Guideline, all of which are based on BCBS standards. For additional information, see the “Capital management” and “Liquidity risk” sections of our 2024 Annual Report available on SEDAR+ at www.sedarplus.com.

(12)	Average for the three months ended for each respective period.
n/a	Not applicable.

CIBC Fourth Quarter 2024 News Release	4

Review of Canadian Personal and Business Banking fourth quarter results

$ millions, for the three months ended	2024 Oct. 31	2024 Jul. 31	2023 Oct. 31 (1)
Revenue	$2,670	$2,598	$2,458
Provision for (reversal of) credit losses
Impaired	287	302	259
Performing	(21)	36	23
Total provision for credit losses	266	338	282
Non-interest expenses	1,373	1,388	1,307
Income before income taxes	1,031	872	869
Income taxes	288	244	232
Net income	$743	$628	$637
Net income attributable to:
Equity shareholders	$743	$628	$637
Total revenue
Net interest income	$2,070	$2,010	$1,908
Non-interest income (2)	600	588	550
	$2,670	$2,598	$2,458
Net interest margin on average interest-earning assets (3)(4)	2.56%	2.50%	2.38%
Efficiency ratio	51.4%	53.4%	53.2%
Operating leverage	3.6%	1.1%	9.2%
Return on equity (5)	25.1%	21.2%	25.8%
Average allocated common equity (5)	$11,793	$11,803	$9,781
Full-time equivalent employees	13,531	13,632	13,208

Net income for the quarter was $743 million, up $106 million from the fourth quarter of 2023. Adjusted pre-provision, pre-tax earnings(5) were $1,303 million, up $146 million from the fourth quarter of 2023, due to higher revenue, partially offset by higher expenses.

Revenue of $2,670 million was up $212 million from the fourth quarter of 2023, primarily due to higher net interest income, mainly from higher deposit margins and volume growth, and higher fees.

Net interest margin on average interest-earning assets was up 18 basis points mainly due to a favourable asset mix and higher deposit margins, partially offset by lower loan margins.

Provision for credit losses of $266 million was down $16 million from the fourth quarter of 2023, due to a lower provision for credit losses on performing loans, partially offset by a higher provision on impaired loans from higher write-offs.

Non-interest expenses of $1,373 million were up $66 million from the fourth quarter of 2023 mainly due to higher performance-based and employee-related compensation, and higher spending on strategic initiatives.

(1)

Certain information for 2023 has been restated to reflect the adoption of IFRS 17. For additional information, see Note 1 to the consolidated financial statements of our 2024 Annual Report, available on SEDAR+ at www.sedarplus.com.

(2)	Includes intersegment revenue, which represents internal sales commissions and revenue allocations under the Product Owner/Customer Segment/Distributor Channel allocation management model.
(3)	Average balances are calculated as a weighted average of daily closing balances.
(4)

Certain additional disclosures on the composition of these specified financial measures have been incorporated by reference and can be found in the “Glossary” section of our 2024 Annual Report, available on SEDAR+ at www.sedarplus.com.

(5)	This measure is a non-GAAP measure. For additional information, see the “Non-GAAP measures” section.

CIBC Fourth Quarter 2024 News Release	5

Review of Canadian Commercial Banking and Wealth Management fourth quarter results

$ millions, for the three months ended	2024 Oct. 31	2024 Jul. 31	2023 Oct. 31
Revenue
Commercial banking	$637	$618	$634
Wealth management	886	831	732
Total revenue	1,523	1,449	1,366
Provision for credit losses
Impaired	18	35	11
Performing	5	7	-
Total provision for credit losses	23	42	11
Non-interest expenses	790	762	679
Income before income taxes	710	645	676
Income taxes	194	177	186
Net income	$516	$468	$490
Net income attributable to:
Equity shareholders	$516	$468	$490
Total revenue
Net interest income	$626	$539	$452
Non-interest income (1)	897	910	914
	$1,523	$1,449	$1,366
Net interest margin on average interest-earning assets (2)(3)	2.63%	2.73%	3.37%
Efficiency ratio	51.9%	52.6%	49.7%
Operating leverage	(4.9)%	(5.7)%	0.7%
Return on equity (4)	21.6%	19.7%	23.1%
Average allocated common equity (4)	$9,502	$9,459	$8,401
Full-time equivalent employees	5,537	5,551	5,433

Net income for the quarter was $516 million, up $26 million from the fourth quarter of 2023. Adjusted pre-provision, pre-tax earnings(4) were $733 million, up $46 million from the fourth quarter of 2023, due to higher revenue, partially offset by higher expenses.

Revenue of $1,523 million was up $157 million from the fourth quarter of 2023, driven mainly by higher fee-based revenue from higher AUA and AUM balances, higher commission revenue from increased client activity, and higher net interest income in wealth management. Revenue in commercial banking was slightly higher compared to the prior year due to volume growth and higher fees, partially offset by lower loan and deposit margins.

Net interest margin on average interest-earning assets was down 74 basis points primarily due to the conversion of bankers’ acceptances to CORRA loans resulting from the cessation of Canadian Dollar Offered Rate (CDOR).

Provision for credit losses of $23 million was up $12 million from the fourth quarter of 2023, due to higher provisions on both performing and impaired loans.

Non-interest expenses of $790 million were up $111 million from the fourth quarter of 2023, primarily due to higher performance-based compensation.

(1)	Includes intersegment revenue, which represents internal sales commissions and revenue allocations under the Product Owner/Customer Segment/Distributor Channel allocation management model.
(2)	Average balances are calculated as a weighted average of daily closing balances.
(3)

Certain additional disclosures on the composition of these specified financial measures have been incorporated by reference and can be found in the “Glossary” section of our 2024 Annual Report, available on SEDAR+ at www.sedarplus.com.

(4)	This measure is a non-GAAP measure. For additional information, see the “Non-GAAP measures” section.

CIBC Fourth Quarter 2024 News Release	6

Review of U.S. Commercial Banking and Wealth Management fourth quarter results in Canadian dollars

$ millions, for the three months ended	2024 Oct. 31	2024 Jul. 31	2023 Oct. 31
Revenue
Commercial banking	$512	$515	$462
Wealth management	220	211	210
Total revenue	732	726	672
Provision for (reversal of) credit losses
Impaired	84	15	205
Performing	(1)	32	44
Total provision for credit losses	83	47	249
Non-interest expenses (1)	411	416	387
Income before income taxes	238	263	36
Income taxes	36	48	(14)
Net income	$202	$215	$50
Net income attributable to:
Equity shareholders	$202	$215	$50
Total revenue
Net interest income	$506	$477	$476
Non-interest income	226	249	196
	$732	$726	$672
Net interest margin on average interest-earning assets (2)(3)	3.63%	3.42%	3.44%
Efficiency ratio	56.2%	57.3%	57.6%
Return on equity (4)	7.4%	7.8%	1.7%
Average allocated common equity (4)	$10,894	$10,951	$11,267
Full-time equivalent employees	2,979	2,946	2,780

Review of U.S. Commercial Banking and Wealth Management fourth quarter results in U.S. dollars
$ millions, for the three months ended	2024 Oct. 31	2024 Jul. 31	2023 Oct. 31
Revenue
Commercial banking	$376	$376	$338
Wealth management	161	154	154
Total revenue	537	530	492
Provision for (reversal of) credit losses
Impaired	61	10	151
Performing	-	23	32
Total provision for credit losses	61	33	183
Non-interest expenses (1)	301	304	284
Income before income taxes	175	193	25
Income taxes	27	35	(10)
Net income	$148	$158	$35
Net income attributable to:
Equity shareholders	$148	$158	$35
Total revenue
Net interest income	$371	$349	$348
Non-interest income	166	181	144
	$537	$530	$492
Operating leverage	2.5%	(11.1)%	(5.7)%

Net income for the quarter was $202 million (US$148 million), up $152 million (up US$113 million) from the fourth quarter of 2023. Adjusted pre-provision, pre-tax earnings(4) were $324 million (US$238 million), up $30 million (up US$24 million) from the fourth quarter of 2023, due to higher net interest income and fee income, partially offset by higher expenses.

Revenue of US$537 million was up US$45 million from the fourth quarter of 2023, primarily due to higher asset management fees from higher average AUM balances, loan margins and deposit volumes, partially offset by lower deposit margins.

Net interest margin on average interest-earning assets was up 19 basis points primarily due to higher loan margins, partially offset by lower deposit margins.

Provision for credit losses of US$61 million was down US$122 million from the fourth quarter of 2023, due to lower provisions on both performing and impaired loans.

Non-interest expenses of US$301 million were up US$17 million from the fourth quarter of 2023, primarily due to higher employee-related compensation and continued infrastructure initiatives.

(1)	Includes a $3 million (US$2 million) reversal (Q3/24: $2 million (US$2 million) charge) related to the special assessment imposed by the FDIC.
(2)	Average balances are calculated as a weighted average of daily closing balances.
(3)

Certain additional disclosures on the composition of these specified financial measures have been incorporated by reference and can be found in the “Glossary” section of our 2024 Annual Report, available on SEDAR+ at www.sedarplus.com.

(4)	This measure is a non-GAAP measure. For additional information, see the “Non-GAAP measures” section.

CIBC Fourth Quarter 2024 News Release	7

Review of Capital Markets and Direct Financial Services fourth quarter results

$ millions, for the three months ended	2024 Oct. 31	2024 Jul. 31	2023 Oct. 31
Revenue
Global markets	$632	$578	$555
Corporate and investment banking	439	434	423
Direct financial services	336	336	312
Total revenue (1)	1,407	1,348	1,290
Provision for (reversal of) credit losses
Impaired	27	42	6
Performing	19	3	(2)
Total provision for credit losses	46	45	4
Non-interest expenses	779	770	734
Income before income taxes	582	533	552
Income taxes (1)	154	145	169
Net income	$428	$388	$383
Net income attributable to:
Equity shareholders	$428	$388	$383
Efficiency ratio	55.4%	57.2%	56.9%
Operating leverage	2.8%	(15.1)%	(2.8)%
Return on equity (2)	17.4%	15.7%	18.8%
Average allocated common equity (2)	$9,762	$9,820	$8,122
Full-time equivalent employees	2,452	2,539	2,411

Net income for the quarter was $428 million, up $45 million from the fourth quarter of 2023. Adjusted pre-provision, pre-tax earnings(2) were up $72 million or 13% from the fourth quarter of 2023, due to higher revenue, partially offset by higher expenses.

Revenue of $1,407 million was up $117 million from the fourth quarter of 2023. In global markets, revenue increased due to higher financing revenue, partially offset by lower equity derivatives revenue. In corporate and investment banking, higher debt underwriting activity was partially offset by lower equity underwriting and advisory activity. Direct Financial Services revenue increased due to higher deposit margins in Investor’s Edge and growth in Alternate Solutions Group, partially offset by lower margins in Simplii Financial.

Provision for credit losses of $46 million was up $42 million from the fourth quarter of 2023, due to higher provisions on both performing and impaired loans. The increase for performing loans included $10 million related to Simplii Financial.

Non-interest expenses of $779 million were up $45 million from the fourth quarter of 2023, primarily due to higher performance-based compensation and higher spending on strategic initiatives.

Review of Corporate and Other fourth quarter results

$ millions, for the three months ended	2024 Oct. 31	2024 Jul. 31	2023 Oct. 31
Revenue
International banking	$239	$254	$234
Other	46	229	(173)
Total revenue (1)	285	483	61
Provision for (reversal of) credit losses
Impaired	1	10	(3)
Performing	-	1	(2)
Total provision for (reversal of) credit losses	1	11	(5)
Non-interest expenses	438	346	333
Income (loss) before income taxes	(154)	126	(267)
Income taxes (1)	(147)	30	(192)
Net income (loss)	$(7)	$96	$(75)
Net income (loss) attributable to:
Non-controlling interests	$8	$9	$8
Equity shareholders	(15)	87	(83)
Full-time equivalent employees (3)	24,026	23,884	24,242

Net loss for the quarter was $7 million, compared with a net loss of $75 million for the fourth quarter of 2023. Adjusted pre-provision, pre-tax losses(2) were down $89 million or 37% from the fourth quarter of 2023, due to higher revenue, partially offset by higher expenses.

Revenue was up $224 million from the fourth quarter of 2023, due to higher treasury revenue resulting from lower funding costs borne by treasury, a lower TEB adjustment, and higher revenue from strategic investments.

The current quarter included a provision for credit losses of $1 million, while the fourth quarter of 2023 included a provision reversal for credit losses of $5 million.

Non-interest expenses of $438 million were up $105 million from the fourth quarter of 2023. Adjusted non-interest expenses(2) of $438 million were up $135 million from the fourth quarter of 2023, primarily due to higher corporate costs, and the impact of a pension plan amendment gain in the prior year.

(1)

Prior to the third quarter of 2024, Capital Markets and Direct Financial Services revenue and income taxes were reported on a TEB with an equivalent offset in the revenue and income taxes of Corporate and Other. In the third quarter of 2024, the enactment of the Federal tax measure that denies the dividends received deduction for Canadian banks resulted in a TEB reversal for dividends received on or after January 1, 2024 that were included in the first and second quarters of 2024. Accordingly, the revenue and income taxes for the fourth quarter of 2024 do not include a TEB adjustment (July 31, 2024 includes a reversal of a TEB adjustment of: $123 million; October 31, 2023: includes a TEB adjustment of $62 million).

(2)	This measure is a non-GAAP measure. For additional information, see the “Non-GAAP measures” section.
(3)

Includes full-time equivalent employees for which the expenses are allocated to the business lines within the SBUs. The majority of the full-time equivalent employees for functional and support costs of CIBC Bank USA are included in the U.S. Commercial Banking and Wealth Management SBU.

CIBC Fourth Quarter 2024 News Release	8

Consolidated balance sheet

$ millions, as at October 31	2024	2023 (1)

ASSETS

Cash and non-interest-bearing deposits with banks	$8,565	$20,816

Interest-bearing deposits with banks	39,499	34,902

Securities	254,345	211,348

Cash collateral on securities borrowed	17,028	14,651

Securities purchased under resale agreements	83,721	80,184

Loans

Residential mortgages	280,672	274,244

Personal	46,681	45,587

Credit card	20,551	18,538

Business and government	214,299	194,870

Allowance for credit losses	(3,917)	(3,902)

	558,286	529,337

Other

Derivative instruments	36,435	33,243

Customers’ liability under acceptances	6	10,816

Property and equipment	3,359	3,251

Goodwill	5,443	5,425

Software and other intangible assets	2,830	2,742

Investments in equity-accounted associates and joint ventures	785	669

Deferred tax assets	821	647

Other assets	30,862	27,659

	80,541	84,452

	$1,041,985	$975,690
LIABILITIES AND EQUITY
Deposits
Personal	$252,894	$239,035
Business and government	435,499	412,561
Bank	20,009	22,296
Secured borrowings	56,455	49,484
	764,857	723,376
Obligations related to securities sold short	21,642	18,666
Cash collateral on securities lent	7,997	8,081
Obligations related to securities sold under repurchase agreements	110,153	87,118
Other
Derivative instruments	40,654	41,290
Acceptances	6	10,820
Deferred tax liabilities	49	40
Other liabilities	30,155	26,653
	70,864	78,803
Subordinated indebtedness	7,465	6,483
Equity
Preferred shares and other equity instruments	4,946	4,925
Common shares	17,011	16,082
Contributed surplus	159	109
Retained earnings	33,471	30,352
Accumulated other comprehensive income (AOCI)	3,148	1,463
Total shareholders’ equity	58,735	52,931
Non-controlling interests	272	232
Total equity	59,007	53,163
	$1,041,985	$975,690

(1)

Certain information for 2023 has been restated to reflect the adoption of IFRS 17. For additional information, see Note 1 to the consolidated financial statements of our 2024 Annual Report, available on SEDAR+ at www.sedarplus.com.

CIBC Fourth Quarter 2024 News Release	9

Consolidated statement of income

	For the three				For the twelve
	months ended				months ended
	2024	2024	2023		2024	2023
$ millions, except as noted	Oct. 31	Jul. 31	Oct. 31	(1)	Oct. 31	Oct. 31	(1)
Interest income (2)
Loans	$8,668	$8,726	$8,215		$33,925	$30,235
Securities	2,393	2,482	2,165		9,560	7,341
Securities borrowed or purchased under resale agreements	1,441	1,528	1,357		5,811	4,566
Deposits with banks and other	729	711	720		2,889	2,877
	13,231	13,447	12,457		52,185	45,019
Interest expense
Deposits	7,476	7,713	7,569		30,476	26,633
Securities sold short	163	156	109		625	408
Securities lent or sold under repurchase agreements	1,719	1,769	1,299		6,334	4,283
Subordinated indebtedness	120	134	120		510	458
Other	120	143	163		545	412
	9,598	9,915	9,260		38,490	32,194
Net interest income	3,633	3,532	3,197		13,695	12,825
Non-interest income
Underwriting and advisory fees	182	165	137		707	519
Deposit and payment fees	250	249	229		958	924
Credit fees	217	303	369		1,218	1,385
Card fees	105	97	100		414	379
Investment management and custodial fees	526	508	454		1,980	1,768
Mutual fund fees	465	452	421		1,796	1,743
Income from insurance activities, net (1)	85	87	85		356	347
Commissions on securities transactions	129	109	81		431	338
Gains (losses) from financial instruments measured/designated at fair value through profit or loss (FVTPL), net	827	869	611		3,226	2,346
Gains (losses) from debt securities measured at fair value through other comprehensive income (FVOCI) and amortized cost, net	(6)	3	15		43	83
Foreign exchange other than trading	93	99	74		386	360
Income from equity-accounted associates and joint ventures	18	20	(5)		79	30
Other	93	111	79		317	285
	2,984	3,072	2,650		11,911	10,507
Total revenue	6,617	6,604	5,847		25,606	23,332
Provision for credit losses	419	483	541		2,001	2,010
Non-interest expenses
Employee compensation and benefits	2,207	2,095	1,890		8,261	7,550
Occupancy costs	208	197	216		830	823
Computer, software and office equipment	723	722	658		2,719	2,467
Communications	89	91	91		362	364
Advertising and business development	103	78	87		344	304
Professional fees	74	67	77		257	245
Business and capital taxes	34	31	26		128	124
Other	353	401	395		1,538	2,472
	3,791	3,682	3,440		14,439	14,349
Income before income taxes	2,407	2,439	1,866		9,166	6,973
Income taxes	525	644	381		2,012	1,934
Net income	$1,882	$1,795	$1,485		$7,154	$5,039
Net income attributable to non-controlling interests	$8	$9	$8		$39	$38
Preferred shareholders and other equity instrument holders	$72	$63	$62		$263	$267
Common shareholders	1,802	1,723	1,415		6,852	4,734
Net income attributable to equity shareholders	$1,874	$1,786	$1,477		$7,115	$5,001
Earnings per share (in dollars)
Basic	$1.91	$1.83	$1.53		$7.29	$5.17
Diluted	1.90	1.82	1.53		7.28	5.17
Dividends per common share (in dollars)	0.90	0.90	0.87		3.60	3.44
(1)

Certain information for 2023 has been restated to reflect the adoption of IFRS 17. For additional information, see Note 1 to the consolidated financial statements of our 2024 Annual Report, available on SEDAR+ at www.sedarplus.com.

(2)	Interest income included $12.2 billion for the quarter ended October 31, 2024 (July 31, 2024: $12.4 billion; October 31, 2023: $11.7 billion) calculated based on the effective interest rate method.

CIBC Fourth Quarter 2024 News Release	10

Consolidated statement of comprehensive income

	For the three				For the twelve
	months ended				months ended
	2024	2024	2023		2024	2023
$ millions	Oct. 31	Jul. 31	Oct. 31	(1)	Oct. 31	Oct. 31	(1)
Net income	$1,882	$1,795	$1,485		$7,154	$5,039
Other comprehensive income (loss) (OCI), net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	479	161	2,594		281	1,163
Net gains (losses) on hedges of investments in foreign operations	(339)	(111)	(1,600)		(267)	(812)
	140	50	994		14	351
Net change in debt securities measured at FVOCI
Net gains (losses) on securities measured at FVOCI	(56)	2	(72)		127	274
Net (gains) losses reclassified to net income	5	(1)	(13)		(27)	(65)
	(51)	1	(85)		100	209
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	581	1,270	(217)		2,348	(222)
Net (gains) losses reclassified to net income	(331)	(274)	173		(813)	(142)
	250	996	(44)		1,535	(364)
OCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	143	172	(95)		250	(240)
Net gains (losses) due to fair value change of fair value option (FVO) liabilities attributable to changes in credit risk	(19)	59	80		(216)	(106)
Net gains (losses) on equity securities designated at FVOCI	(1)	(2)	-		(13)	19
	123	229	(15)		21	(327)

Total OCI (2)	462	1,276	850		1,670	(131)
Comprehensive income	$2,344	$3,071	$2,335		$8,824	$4,908
Comprehensive income attributable to non-controlling interests	$8	$9	$8		$39	$38
Preferred shareholders and other equity instrument holders	$72	$63	$62		$263	$267
Common shareholders	2,264	2,999	2,265		8,522	4,603
Comprehensive income attributable to equity shareholders	$2,336	$3,062	$2,327		$8,785	$4,870

(1)  Certain information for 2023 has been restated to reflect the adoption of IFRS 17. For additional information, see Note 1 to the consolidated financial statements of our 2024 Annual Report, available on SEDAR+ at www.sedarplus.com.

(2)  Includes $45 million of gains for the quarter ended October 31, 2024 (July 31, 2024: $14 million of gains; October 31, 2023: $11 million of gains), relating to our investments in equity-accounted associates and joint ventures.

	For the three				For the twelve
	months ended				months ended
	2024	2024	2023		2024	2023
$ millions	Oct. 31	Jul. 31	Oct. 31		Oct. 31	Oct. 31
Income tax (expense) benefit allocated to each component of OCI
Subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$(12)	$(4)	$(72)		$(5)	$(26)
Net gains (losses) on hedges of investments in foreign operations	13	5	93		-	26
	1	1	21		(5)	-
Net change in debt securities measured at FVOCI
Net gains (losses) on securities measured at FVOCI	13	9	32		(12)	(65)
Net (gains) losses reclassified to net income	(2)	-	5		10	25
	11	9	37		(2)	(40)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(223)	(489)	84		(903)	106
Net (gains) losses reclassified to net income	127	106	(67)		313	46
	(96)	(383)	17		(590)	152
Not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	(28)	(66)	36		(68)	75
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk	8	(23)	(30)		83	38
Net gains (losses) on equity securities designated at FVOCI	-	1	-		4	(6)
	(20)	(88)	6		19	107

	$(104)	$(461)	$81		$(578)	$219

CIBC Fourth Quarter 2024 News Release	11

Consolidated statement of changes in equity

	For the three				For the twelve
	months ended				months ended
	2024	2024	2023		2024	2023
$ millions	Oct. 31	Jul. 31	Oct. 31	(1)	Oct. 31	Oct. 31	(1)
Preferred shares and other equity instruments
Balance at beginning of period	$4,949	$5,098	$4,925		$4,925	$4,923
Issue of preferred shares and limited recourse capital notes	-	500	-		1,000	-
Redemption of preferred shares	-	(650)	-		(975)	-
Treasury shares	(3)	1	-		(4)	2
Balance at end of period	$4,946	$4,949	$4,925		$4,946	$4,925
Common shares
Balance at beginning of period	$16,919	$16,813	$15,742		$16,082	$14,726
Issue of common shares	182	103	338		1,019	1,358
Purchase of common shares for cancellation	(90)	-	-		(90)	-
Treasury shares	-	3	2		-	(2)
Balance at end of period	$17,011	$16,919	$16,082		$17,011	$16,082
Contributed surplus
Balance at beginning of period	$128	$114	$103		$109	$115
Compensation expense arising from equity-settled share-based awards	7	3	5		16	13
Exercise of stock options and settlement of other equity-settled share-based awards	(5)	(1)	-		(9)	(20)
Other (2)	29	12	1		43	1
Balance at end of period	$159	$128	$109		$159	$109
Retained earnings
Balance at beginning of period before accounting policy changes	n/a	n/a	$29,744		n/a	$28,823
Impact of adopting IFRS 17 at November 1, 2022	n/a	n/a	n/a		n/a	(56)
Balance at beginning of period	$32,844	$31,990	29,744		$30,352	28,767
Net income attributable to equity shareholders	1,874	1,786	1,477		7,115	5,001
Dividends and distributions
Preferred and other equity instruments	(72)	(63)	(62)		(263)	(267)
Common	(850)	(849)	(804)		(3,382)	(3,149)
Premium on purchase of common shares for cancellation	(329)	-	-		(329)	-
Realized gains (losses) on equity securities designated at FVOCI reclassified from AOCI	3	(19)	(4)		(15)	-
Other	1	(1)	1		(7)	-
Balance at end of period	$33,471	$32,844	$30,352		$33,471	$30,352
AOCI, net of income tax
AOCI, net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Balance at beginning of period	$2,036	$1,986	$1,168		$2,162	$1,811
Net change in foreign currency translation adjustments	140	50	994		14	351
Balance at end of period	$2,176	$2,036	$2,162		$2,176	$2,162
Net gains (losses) on debt securities measured at FVOCI
Balance at beginning of period	$(256)	$(257)	$(322)		$(407)	$(616)
Net change in securities measured at FVOCI	(51)	1	(85)		100	209
Balance at end of period	$(307)	$(256)	$(407)		$(307)	$(407)
Net gains (losses) on cash flow hedges
Balance at beginning of period	$259	$(737)	$(982)		$(1,026)	$(662)
Net change in cash flow hedges	250	996	(44)		1,535	(364)
Balance at end of period	$509	$259	$(1,026)		$509	$(1,026)
AOCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans
Balance at beginning of period	$699	$527	$687		$592	$832
Net change in post-employment defined benefit plans	143	172	(95)		250	(240)
Balance at end of period	$842	$699	$592		$842	$592
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk
Balance at beginning of period	$(69)	$(128)	$48		$128	$234
Net change attributable to changes in credit risk	(19)	59	80		(216)	(106)
Balance at end of period	$(88)	$(69)	$128		$(88)	$128
Net gains (losses) on equity securities designated at FVOCI
Balance at beginning of period	$20	$3	$10		$14	$(5)
Net gains (losses) on equity securities designated at FVOCI	(1)	(2)	-		(13)	19
Realized gains (losses) on equity securities designated at FVOCI reclassified to retained earnings	(3)	19	4		15	-
Balance at end of period	$16	$20	$14		$16	$14
Total AOCI, net of income tax	$3,148	$2,689	$1,463		$3,148	$1,463
Non-controlling interests
Balance at beginning of period	$254	$247	$216		$232	$201
Net income attributable to non-controlling interests	8	9	8		39	38
Dividends	(2)	(2)	(2)		(8)	(8)
Other	12	-	10		9	1
Balance at end of period	$272	$254	$232		$272	$232
Equity at end of period	$59,007	$57,783	$53,163		$59,007	$53,163

(1)

Certain information for 2023 has been restated to reflect the adoption of IFRS 17. For additional information, see Note 1 to the consolidated financial statements of our 2024 Annual Report, available on SEDAR+ at www.sedarplus.com.

(2)	Includes the portion of the estimated tax benefit related to employee stock options that is incremental to the amount recognized in the interim consolidated statement of income.
n/a	Not applicable.

CIBC Fourth Quarter 2024 News Release	12

Consolidated statement of cash flows

	For the three				For the twelve
	months ended				months ended
	2024	2024	2023		2024	2023
$ millions	Oct. 31	Jul. 31	Oct. 31	(1)	Oct. 31	Oct. 31	(1)
Cash flows provided by (used in) operating activities
Net income	$1,882	$1,795	$1,485		$7,154	$5,039
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	419	483	541		2,001	2,010
Amortization and impairment (2)	289	317	310		1,170	1,143
Stock options and restricted shares expense	7	3	5		16	13
Deferred income taxes	(203)	(22)	39		(244)	(87)
Losses (gains) from debt securities measured at FVOCI and amortized cost	6	(3)	(15)		(43)	(83)
Net losses (gains) on disposal of land, buildings and equipment	(1)	-	-		(1)	(3)
Other non-cash items, net	(258)	(1,075)	179		(1,822)	1,822
Net changes in operating assets and liabilities
Interest-bearing deposits with banks	(3,334)	2,679	(8,035)		(4,597)	(2,576)
Loans, net of repayments	(8,255)	(11,803)	(2,643)		(28,930)	(14,301)
Deposits, net of withdrawals	20,126	9,523	17,515		34,467	17,045
Obligations related to securities sold short	(2,398)	591	917		2,976	3,382
Accrued interest receivable	(226)	53	(528)		(711)	(1,272)
Accrued interest payable	(180)	(130)	474		452	2,521
Derivative assets	(6,188)	1,145	(3,215)		(3,240)	9,826
Derivative liabilities	4,664	(3,004)	2,972		(813)	(10,382)
Securities measured at FVTPL	127	(9,337)	(291)		(23,319)	(15,427)
Other assets and liabilities measured/designated at FVTPL	290	748	2,955		3,431	8,259
Current income taxes	(174)	(15)	111		(257)	361
Cash collateral on securities lent	(518)	(114)	2,989		(84)	3,228
Obligations related to securities sold under repurchase agreements	(5,215)	14,359	3,699		23,035	9,319
Cash collateral on securities borrowed	(533)	(2,740)	(1,154)		(2,377)	675
Securities purchased under resale agreements	(4,400)	6,721	(6,296)		(3,537)	(10,971)
Other, net	3,230	2,115	92		6,361	2,613
	(843)	12,289	12,106		11,088	12,154
Cash flows provided by (used in) financing activities
Issue of subordinated indebtedness	-	1,000	-		2,250	1,750
Redemption/repurchase/maturity of subordinated indebtedness	-	(1,536)	-		(1,536)	(1,500)
Issue of preferred shares and limited recourse capital notes, net of issuance cost	-	498	-		996	-
Redemption of preferred shares	-	(650)	-		(975)	-
Issue of common shares for cash	131	57	45		312	183
Purchase of common shares for cancellation	(419)	-	-		(419)	-
Net sale (purchase) of treasury shares	(3)	4	2		(4)	-
Dividends and distributions paid	(876)	(867)	(573)		(2,947)	(2,261)
Repayment of lease liabilities	(80)	(79)	(82)		(287)	(331)
	(1,247)	(1,573)	(608)		(2,610)	(2,159)
Cash flows provided by (used in) investing activities
Purchase of securities measured/designated at FVOCI and amortized cost	(16,320)	(20,641)	(17,193)		(76,528)	(79,487)
Proceeds from sale of securities measured/designated at FVOCI and amortized cost	8,299	4,864	6,479		29,761	26,914
Proceeds from maturity of debt securities measured at FVOCI and amortized cost	7,351	6,709	6,653		27,105	32,824
Net sale (purchase) of property, equipment, software and other intangible assets	(393)	(275)	(290)		(1,089)	(1,014)
	(1,063)	(9,343)	(4,351)		(20,751)	(20,763)
Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	34	12	124		22	49
Net increase (decrease) in cash and non-interest-bearing deposits with banks during the period	(3,119)	1,385	7,271		(12,251)	(10,719)
Cash and non-interest-bearing deposits with banks at beginning of period	11,684	10,299	13,545		20,816	31,535
Cash and non-interest-bearing deposits with banks at end of period (3)	$8,565	$11,684	$20,816		$8,565	$20,816
Cash interest paid	$9,777	$10,045	$8,786		$38,038	$29,673
Cash interest received	12,578	13,037	11,598		49,761	42,600
Cash dividends received	427	463	331		1,713	1,147
Cash income taxes paid	903	679	230		2,513	1,657

(1)

Certain information for 2023 has been restated to reflect the adoption of IFRS 17. For additional information, see Note 1 to the consolidated financial statements of our 2024 Annual Report, available on SEDAR+ at www.sedarplus.com.

(2)	Comprises amortization and impairment of buildings, right-of-use assets, furniture, equipment, leasehold improvements, and software and other intangible assets.
(3)	Includes restricted cash of $466 million (July 31, 2024: $465 million; October 31, 2023: $491 million) and interest-bearing demand deposits with Bank of Canada.

CIBC Fourth Quarter 2024 News Release	13

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with International Financial Reporting Standards (IFRS or GAAP), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures, which include non-GAAP financial measures and non-GAAP ratios as defined in National Instrument 52-112 “Non-GAAP and Other Financial Measures Disclosure”, useful in understanding how management views underlying business performance.

Management assesses results on a reported and adjusted basis and considers both as useful measures of performance. Adjusted measures, which include adjusted total revenue, adjusted provision for credit losses, adjusted non-interest expenses, adjusted income before income taxes, adjusted income taxes, adjusted net income and adjusted pre-provision, pre-tax earnings, remove items of note from reported results to calculate our adjusted results. Adjusted measures represent non-GAAP measures. Non-GAAP ratios include an adjusted measure as one or more of their components. Non-GAAP ratios include adjusted diluted EPS, adjusted efficiency ratio, adjusted operating leverage, adjusted dividend payout ratio, adjusted return on common shareholders’ equity and adjusted effective tax rate.

Certain additional disclosures for these specified financial measures have been incorporated by reference and can be found in the “Non-GAAP measures” section of our 2024 Annual Report available on SEDAR+ at www.sedarplus.com.

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the three months ended October 31, 2024	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets and Direct Financial Services	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$ 2,670	$ 1,523	$ 732	$ 1,407	$ 285	$ 6,617	$ 537
Provision for credit losses	266	23	83	46	1	419	61
Non-interest expenses	1,373	790	411	779	438	3,791	301
Income (loss) before income taxes	1,031	710	238	582	(154)	2,407	175
Income taxes	288	194	36	154	(147)	525	27
Net income (loss)	743	516	202	428	(7)	1,882	148
Net income attributable to non-controlling interests	-	-	-	-	8	8	-
Net income (loss) attributable to equity shareholders	743	516	202	428	(15)	1,874	148
Diluted EPS ($)						$ 1.90
Impact of items of note (1)
Non-interest expenses
Amortization and impairment of acquisition-related intangible assets	$ (6)	$ -	$ (6)	$ -	$ -	$ (12)	$ (4)
Reversal related to the special assessment imposed by the FDIC	-	-	3	-	-	3	2
Impact of items of note on non-interest expenses	(6)	-	(3)	-	-	(9)	(2)
Total pre-tax impact of items of note on net income	6	-	3	-	-	9	2
Income taxes
Amortization and impairment of acquisition-related intangible assets	1	-	2	-	-	3	1
Reversal related to the special assessment imposed by the FDIC	-	-	(1)	-	-	(1)	(1)
Impact of items of note on income taxes	1	-	1	-	-	2	-
Total after-tax impact of items of note on net income	$ 5	$ -	$ 2	$ -	$ -	$ 7	$ 2
Impact of items of note on diluted EPS ($) (2)						$ 0.01
Operating results – adjusted (3)
Total revenue – adjusted (4)	$ 2,670	$ 1,523	$ 732	$ 1,407	$ 285	$ 6,617	$ 537
Provision for credit losses – adjusted	266	23	83	46	1	419	61
Non-interest expenses – adjusted	1,367	790	408	779	438	3,782	299
Income (loss) before income taxes – adjusted	1,037	710	241	582	(154)	2,416	177
Income taxes – adjusted	289	194	37	154	(147)	527	27
Net income (loss) – adjusted	748	516	204	428	(7)	1,889	150
Net income attributable to non-controlling interests – adjusted	-	-	-	-	8	8	-
Net income (loss) attributable to equity shareholders – adjusted	748	516	204	428	(15)	1,881	150
Adjusted diluted EPS ($)						$ 1.91

(1)	Items of note are removed from reported results to calculate adjusted results.
(2)	Includes the impact of rounding differences between diluted EPS and adjusted diluted EPS.
(3)	Adjusted to exclude the impact of items of note. Adjusted measures are non-GAAP measures.
(4)

CIBC total results excludes a TEB adjustment of nil (July 31, 2024: excludes a reversal of $123 million; October 31, 2023: excludes a TEB adjustment of $62 million) and excludes a TEB adjustment of $16 million for the twelve months ended October 31, 2024 (October 31, 2023: excludes a TEB adjustment of $254 million).

(5)

This item of note reports the impact to the consolidated income tax expense in the third quarter of 2024 from the enactment on June 20, 2024 of Bill C-59 that denies the dividends received deduction for dividends received by banks on and after January 1, 2024. The corresponding impact on TEB in Capital Markets and Direct Financial Services and Corporate and Other is also included in this item of note with no impact on the consolidated item of note.

(6)

Certain information for 2023 has been restated to reflect the adoption of IFRS 17. For additional information, see Note 1 to the consolidated financial statements of our 2024 Annual Report, available on SEDAR+ at www.sedarplus.com.

(7)	Relates to the net legal provisions recognized in the first and second quarters of 2023.
(8)

The income tax charge is comprised of $510 million for the present value of the estimated amount of the Canada Recovery Dividend (CRD) tax of $555 million, and a charge of $35 million related to the fiscal 2022 impact of the 1.5% increase in the tax rate applied to taxable income of certain bank and insurance entities in excess of $100 million for periods after April 2022. The discount of $45 million on the CRD tax accretes over the four-year payment period from initial recognition.

CIBC Fourth Quarter 2024 News Release	14

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the three months ended July 31, 2024	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets and Direct Financial Services	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$2,598	$1,449	$726	$1,348	$483	$6,604	$530
Provision for credit losses	338	42	47	45	11	483	33
Non-interest expenses	1,388	762	416	770	346	3,682	304
Income before income taxes	872	645	263	533	126	2,439	193
Income taxes	244	177	48	145	30	644	35
Net income	628	468	215	388	96	1,795	158
Net income attributable to non-controlling interests	-	-	-	-	9	9	-
Net income attributable to equity shareholders	628	468	215	388	87	1,786	158
Diluted EPS ($)						$1.82
Impact of items of note (1)
Revenue
Adjustments related to enactment of a Federal tax measure in June 2024 that denies the dividends received deduction for Canadian banks (5)	$-	$-	$-	$123	$(123)	$-	$-
Impact of items of note on revenue	-	-	-	123	(123)	-	-
Non-interest expenses
Amortization and impairment of acquisition-related intangible assets	(7)	-	(8)	-	-	(15)	(6)
Charge related to the special assessment imposed by the FDIC	-	-	(2)	-	-	(2)	(2)
Impact of items of note on non-interest expenses	(7)	-	(10)	-	-	(17)	(8)
Total pre-tax impact of items of note on net income	7	-	10	123	(123)	17	8
Income taxes
Amortization and impairment of acquisition-related intangible assets	2	-	2	-	-	4	2
Adjustments related to enactment of a Federal tax measure in June 2024 that denies the dividends received deduction for Canadian banks (5)	-	-	-	35	(123)	(88)	-
Charge related to the special assessment imposed by the FDIC	-	-	1	-	-	1	1
Impact of items of note on income taxes	2	-	3	35	(123)	(83)	3
Total after-tax impact of items of note on net income	$5	$-	$7	$88	$-	$100	$5
Impact of items of note on diluted EPS ($) (2)						$0.11
Operating results – adjusted (3)
Total revenue – adjusted (4)	$2,598	$1,449	$726	$1,471	$360	$6,604	$530
Provision for credit losses – adjusted	338	42	47	45	11	483	33
Non-interest expenses – adjusted	1,381	762	406	770	346	3,665	296
Income before income taxes – adjusted	879	645	273	656	3	2,456	201
Income taxes – adjusted	246	177	51	180	(93)	561	38
Net income – adjusted	633	468	222	476	96	1,895	163
Net income attributable to non-controlling interests – adjusted	-	-	-	-	9	9	-
Net income attributable to equity shareholders – adjusted	633	468	222	476	87	1,886	163
Adjusted diluted EPS ($)						$1.93

See previous page for footnote references.

CIBC Fourth Quarter 2024 News Release	15

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the three months ended October 31, 2023	Canadian Personal and Business Banking(6)	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets and Direct Financial Services	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$2,458	$1,366	$672	$1,290	$61	$5,847	$492
Provision for (reversal of) credit losses	282	11	249	4	(5)	541	183
Non-interest expenses	1,307	679	387	734	333	3,440	284
Income (loss) before income taxes	869	676	36	552	(267)	1,866	25
Income taxes	232	186	(14)	169	(192)	381	(10)
Net income (loss)	637	490	50	383	(75)	1,485	35
Net income attributable to non-controlling interests	-	-	-	-	8	8	-
Net income (loss) attributable to equity shareholders	637	490	50	383	(83)	1,477	35
Diluted EPS ($)						$1.53
Impact of items of note (1)
Non-interest expenses
Amortization and impairment of acquisition-related intangible assets	$(6)	$-	$(9)	$-	$(30)	$(45)	$(6)
Impact of items of note on non-interest expenses	(6)	-	(9)	-	(30)	(45)	(6)
Total pre-tax impact of items of note on net income	6	-	9	-	30	45	6
Income taxes
Amortization and impairment of acquisition-related intangible assets	2	-	3	-	3	8	2
Impact of items of note on income taxes	2	-	3	-	3	8	2
Total after-tax impact of items of note on net income	$4	$-	$6	$-	$27	$37	$4
Impact of items of note on diluted EPS ($) (2)						$0.04
Operating results – adjusted (3)
Total revenue – adjusted (4)	$2,458	$1,366	$672	$1,290	$61	$5,847	$492
Provision for (reversal of) credit losses – adjusted	282	11	249	4	(5)	541	183
Non-interest expenses – adjusted	1,301	679	378	734	303	3,395	278
Income (loss) before income taxes – adjusted	875	676	45	552	(237)	1,911	31
Income taxes – adjusted	234	186	(11)	169	(189)	389	(8)
Net income (loss) – adjusted	641	490	56	383	(48)	1,522	39
Net income attributable to non-controlling interests – adjusted	-	-	-	-	8	8	-
Net income (loss) attributable to equity shareholders – adjusted	641	490	56	383	(56)	1,514	39
Adjusted diluted EPS ($)						$1.57

See previous pages for footnote references.

CIBC Fourth Quarter 2024 News Release	16

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the twelve months ended October 31, 2024	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets and Direct Financial Services	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$10,241	$5,730	$2,805	$5,804	$1,026	$ 25,606	$2,063
Provision for credit losses	1,203	122	560	115	1	2,001	412
Non-interest expenses	5,360	2,941	1,701	2,967	1,470	14,439	1,251
Income (loss) before income taxes	3,678	2,667	544	2,722	(445)	9,166	400
Income taxes	1,008	729	43	734	(502)	2,012	32
Net income	2,670	1,938	501	1,988	57	7,154	368
Net income attributable to non-controlling interests	-	-	-	-	39	39	-
Net income attributable to equity shareholders	2,670	1,938	501	1,988	18	7,115	368
Diluted EPS ($)						$ 7.28
Impact of items of note (1)
Non-interest expenses
Amortization and impairment of acquisition-related intangible assets	$(26)	$-	$(30)	$-	$-	$ (56)	$(22)
Charge related to the special assessment imposed by the FDIC	-	-	(103)	-	-	(103)	(77)
Impact of items of note on non-interest expenses	(26)	-	(133)	-	-	(159)	(99)
Total pre-tax impact of items of note on net income	26	-	133	-	-	159	99
Income taxes
Amortization and impairment of acquisition-related intangible assets	7	-	8	-	-	15	6
Charge related to the special assessment imposed by the FDIC	-	-	26	-	-	26	19
Impact of items of note on income taxes	7	-	34	-	-	41	25
Total after-tax impact of items of note on net income	$19	$-	$99	$-	$-	$ 118	$74
Impact of items of note on diluted EPS ($) (2)						$ 0.12
Operating results – adjusted (3)
Total revenue – adjusted (4)	$10,241	$5,730	$2,805	$5,804	$1,026	$ 25,606	$2,063
Provision for credit losses – adjusted	1,203	122	560	115	1	2,001	412
Non-interest expenses – adjusted	5,334	2,941	1,568	2,967	1,470	14,280	1,152
Income (loss) before income taxes – adjusted	3,704	2,667	677	2,722	(445)	9,325	499
Income taxes – adjusted	1,015	729	77	734	(502)	2,053	57
Net income – adjusted	2,689	1,938	600	1,988	57	7,272	442
Net income attributable to non-controlling interests – adjusted	-	-	-	-	39	39	-
Net income attributable to equity shareholders – adjusted	2,689	1,938	600	1,988	18	7,233	442
Adjusted diluted EPS ($)						$ 7.40

See previous pages for footnote references.

CIBC Fourth Quarter 2024 News Release	17

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the twelve months ended October 31, 2023	Canadian Personal and Business Banking(6)	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets and Direct Financial Services	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$9,416	$5,403	$2,692	$5,488	$333	$23,332	$1,994
Provision for credit losses	986	143	850	19	12	2,010	630
Non-interest expenses	5,174	2,691	1,466	2,721	2,297	14,349	1,086
Income (loss) before income taxes	3,256	2,569	376	2,748	(1,976)	6,973	278
Income taxes	892	691	(3)	762	(408)	1,934	(2)
Net income (loss)	2,364	1,878	379	1,986	(1,568)	5,039	280
Net income attributable to non-controlling interests	-	-	-	-	38	38	-
Net income (loss) attributable to equity shareholders	2,364	1,878	379	1,986	(1,606)	5,001	280
Diluted EPS ($)						$5.17
Impact of items of note (1)
Revenue
Commodity tax charge related to the retroactive impact of the 2023 Canadian Federal budget	$34	$-	$-	$-	$-	$34	$-
Impact of items of note on revenue	34	-	-	-	-	34	-
Non-interest expenses
Amortization and impairment of acquisition-related intangible assets	(26)	-	(56)	-	(39)	(121)	(41)
Increase in legal provisions (7)	-	-	-	-	(1,055)	(1,055)	-
Impact of items of note on non-interest expenses	(26)	-	(56)	-	(1,094)	(1,176)	(41)
Total pre-tax impact of items of note on net income	60	-	56	-	1,094	1,210	41
Income taxes
Amortization and impairment of acquisition-related intangible assets	6	-	15	-	4	25	11
Commodity tax charge related to the retroactive impact of the 2023 Canadian Federal budget	9	-	-	-	-	9	-
Increase in legal provisions (7)	-	-	-	-	293	293	-
Income tax charge related to the 2022 Canadian Federal budget (8)	-	-	-	-	(545)	(545)	-
Impact of items of note on income taxes	15	-	15	-	(248)	(218)	11
Total after-tax impact of items of note on net income	$45	$-	$41	$-	$1,342	$1,428	$30
Impact of items of note on diluted EPS ($) (2)						$1.56
Operating results – adjusted (3)
Total revenue – adjusted (4)	$9,450	$5,403	$2,692	$5,488	$333	$23,366	$1,994
Provision for credit losses – adjusted	986	143	850	19	12	2,010	630
Non-interest expenses – adjusted	5,148	2,691	1,410	2,721	1,203	13,173	1,045
Income (loss) before income taxes – adjusted	3,316	2,569	432	2,748	(882)	8,183	319
Income taxes – adjusted	907	691	12	762	(656)	1,716	9
Net income (loss) – adjusted	2,409	1,878	420	1,986	(226)	6,467	310
Net income attributable to non-controlling interests – adjusted	-	-	-	-	38	38	-
Net income (loss) attributable to equity shareholders – adjusted	2,409	1,878	420	1,986	(264)	6,429	310
Adjusted diluted EPS ($)						$6.73

See previous pages for footnote references.

CIBC Fourth Quarter 2024 News Release	18

The following table provides a reconciliation of GAAP (reported) net income to non-GAAP (adjusted) pre-provision, pre-tax earnings on a segmented basis.

$ millions, for the three months ended		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets and Direct Financial Services	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
2024	Net income (loss)	$743	$516	$202	$428	$(7)	$1,882	$148
Oct. 31	Add: provision for credit losses	266	23	83	46	1	419	61
	Add: income taxes	288	194	36	154	(147)	525	27
	Pre-provision (reversal), pre-tax earnings (losses) (1)	1,297	733	321	628	(153)	2,826	236
	Pre-tax impact of items of note (2)	6	-	3	-	-	9	2
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$1,303	$733	$324	$628	$(153)	$2,835	$238
2024	Net income (loss)	$628	$468	$215	$388	$96	$1,795	$158
Jul. 31	Add: provision for credit losses	338	42	47	45	11	483	33
	Add: income taxes	244	177	48	145	30	644	35
	Pre-provision, pre-tax earnings (1)	1,210	687	310	578	137	2,922	226
	Pre-tax impact of items of note (2)	7	-	10	123	(123)	17	8
	Adjusted pre-provision, pre-tax earnings (3)	$1,217	$687	$320	$701	$14	$2,939	$234
2023	Net income (loss)	$637	$490	$50	$383	$(75)	$1,485	$35
Oct. 31 (4)	Add: provision for (reversal of) credit losses	282	11	249	4	(5)	541	183
	Add: income taxes	232	186	(14)	169	(192)	381	(10)
	Pre-provision (reversal), pre-tax earnings (losses) (1)	1,151	687	285	556	(272)	2,407	208
	Pre-tax impact of items of note (2)	6	-	9	-	30	45	6
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$1,157	$687	$294	$556	$(242)	$2,452	$214

$ millions, for the twelve months ended
2024	Net income	$2,670	$1,938	$501	$1,988	$57	$7,154	$368
Oct. 31	Add: provision for credit losses	1,203	122	560	115	1	2,001	412
	Add: income taxes	1,008	729	43	734	(502)	2,012	32
	Pre-provision (reversal), pre-tax earnings (losses) (1)	4,881	2,789	1,104	2,837	(444)	11,167	812
	Pre-tax impact of items of note (2)	26	-	133	-	-	159	99
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$4,907	$2,789	$1,237	$2,837	$(444)	$11,326	$911
2023	Net income (loss)	$2,364	$1,878	$379	$1,986	$(1,568)	$5,039	$280
Oct. 31 (4)	Add: provision for credit losses	986	143	850	19	12	2,010	630
	Add: income taxes	892	691	(3)	762	(408)	1,934	(2)
	Pre-provision (reversal), pre-tax earnings (losses) (1)	4,242	2,712	1,226	2,767	(1,964)	8,983	908
	Pre-tax impact of items of note (2)	60	-	56	-	1,094	1,210	41
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$4,302	$2,712	$1,282	$2,767	$(870)	$10,193	$949

(1)	Non-GAAP measure.
(2)	Items of note are removed from reported results to calculate adjusted results.
(3)	Adjusted to exclude the impact of items of note. Adjusted measures are non-GAAP measures.
(4)

Certain information for 2023 has been restated to reflect the adoption of IFRS 17. For additional information, see Note 1 to the consolidated financial statements of our 2024 Annual Report, available on SEDAR+ at www.sedarplus.com.

CIBC Fourth Quarter 2024 News Release	19

Basis of presentation

The interim consolidated financial information in this news release is prepared in accordance with IFRS and is unaudited whereas the annual consolidated financial information is derived from audited financial statements. These interim consolidated financial statements follow the same accounting policies and methods of application as CIBC’s consolidated financial statements as at and for the year ended October 31, 2024.

Conference Call/Webcast

The conference call will be held at 7:30 a.m. (ET) and is available in English (416-340-2217, or toll-free 1-800-806-5484, passcode 1073773#) and French (514-392-1587, or toll-free 1-800-898-3989, passcode 5601311#). Participants are asked to dial in 10 minutes before the call. Immediately following the formal presentations, CIBC executives will be available to answer questions.

A live audio webcast of the conference call will also be available in English and French at www.cibc.com/en/about-cibc/investor-relations/quarterly-results.html.

Details of CIBC’s 2024 fourth quarter and fiscal year results, as well as a presentation to investors, will be available in English and French at www.cibc.com, Investor Relations section, prior to the conference call/webcast. We are not incorporating information contained on the website in this news release.

A telephone replay will be available in English (905-694-9451 or 1-800-408-3053, passcode 8797228#) and French (514-861-2272 or 1-800-408-3053, passcode 6432963#) until 11:59 p.m. (ET) December 19, 2024. The audio webcast will be archived at www.cibc.com/en/about-cibc/investor-relations/quarterly-results.html.

About CIBC

CIBC is a leading North American financial institution with 14 million personal banking, business, public sector and institutional clients. Across Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets and Direct Financial Services businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada, in the United States and around the world. Ongoing news releases and more information about CIBC can be found at https://www.cibc.com/en/about-cibc/media-centre.html.

For further information:

Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may contact:

Geoff Weiss, SVP	416-980-5093	geoffrey.weiss@cibc.com

Media Enquiries: Financial, business and trade media may contact:

Erica Belling	416-594-7251	erica.belling@cibc.com
Tom Wallis	416-980-4048	tom.wallis@cibc.com

The information below forms a part of this news release.

Nothing in CIBC’s corporate website (www.cibc.com) should be considered incorporated herein by reference.

The Board of Directors of CIBC reviewed this news release prior to it being issued.

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A NOTE ABOUT FORWARD-LOOKING STATEMENTS:

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this news release, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, in other reports to shareholders, and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made in the “Core business performance”, “Strong fundamentals”, and “Making a difference in our Communities” sections of this news release, and the Management’s Discussion and Analysis in our 2024 Annual Report under the heading “Economic and market environment – Outlook for calendar year 2025” and other statements about our operations, business lines, financial condition, risk management, priorities, targets and sustainability commitments (including with respect to net-zero emissions and our environmental, social and governance (ESG) related activities), ongoing objectives, strategies, the regulatory environment in which we operate and outlook for calendar year 2025 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “predict”, “commit”, “ambition”, “goal”, “strive”, “project”, “objective” and other similar expressions or future or conditional verbs such as “will”, “may”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Economic and market environment – Outlook for calendar year 2025” section of our 2024 Annual Report, as updated by quarterly reports, and are subject to inherent risks and uncertainties that may be general or specific. Given the continuing impact of the interest rate, inflationary, macroeconomic, banking and regulatory environment, the impact of hybrid work arrangements and the lagged impact of high interest rates on the U.S. real estate sector, the softening labour market and uncertain political conditions in the U.S., and the war in Ukraine and conflict in the Middle East on the global economy, financial markets, and our business, results of operations, reputation and financial condition, there is inherently more uncertainty associated with our assumptions as compared to prior periods. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: inflationary pressures; global supply-chain disruptions; geopolitical risk, including from the war in Ukraine and conflict in the Middle East, the occurrence, continuance or intensification of public health emergencies, such as the impact of post-pandemic hybrid work arrangements, and any related government policies and actions; credit, market, liquidity, strategic, insurance, operational, reputation, conduct and legal, regulatory and environmental risk; currency value and interest rate fluctuations, including as a result of market and oil price volatility; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to bank recapitalization legislation and the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; exposure to, and the resolution of, significant litigation or regulatory matters, our ability to successfully appeal adverse outcomes of such matters and the timing, determination and recovery of amounts related to such matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments, including changes relating to economic or trade matters; the possible effect on our business of international conflicts, such as the war in Ukraine and conflict in the Middle East, and terrorism; natural disasters, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft or disclosure of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change including the use of data and artificial intelligence in our business; global capital market activity; changes in monetary and economic policy; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and global credit risks; climate change and other ESG related risks including our ability to implement various sustainability-related initiatives internally and with our clients under expected time frames and our ability to scale our sustainable finance products and services; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; the risk that expected benefits of an acquisition, merger or divestiture will not be realized within the expected time frame or at all; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Additional information about these factors can be found in the “Management of risk” section of our 2024 Annual Report, as updated by our quarterly reports. Any forward-looking statements contained in this news release represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this news release or in other communications except as required by law.

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